Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

June 15, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn: David Roberts

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") Registration Statement on Form SB-2 filed February 14, 2005
      File No. 333-122820

Dear Mr. Roberts:

      Filed today is Amendment No. 2 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on May 13, 2005. This letter responds to the Commission's letter to the Company, dated June 2, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

General

1. We note your response to Comment 5. Please supplementally state when your decision to change accountants from BDO Seidman, LLP to McGladrey & Pul1en, LLP took place. We may have further comments based on your response.

      The Board of Directors of the Registrant made a decision on January 31, 2004 to change accountants from BDO Seidman, LLP ("BDO") to McGladrey & Pullen LLP ("McGladrey") as of and for the year ended December 31, 2003. The Registrant did not have any dispute or disagreement with BDO. The Board chose to change its accountants from BDO to McGladrey, following the purchase of assets of American Caresoure by Patient Infosystems.


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Facing Page

2. Please add a box to the facing page indicating that the offering is a Rule 415 offering. We refer to Telephone Interpretation D.36 from the July 1997 Manual of Publicly Available Telephone Interpretations which you can access on our website, www.sec.gov.

      The Facing Page to the Prospectus has been revised in response to the Staff's comment above.

3. We note your revisions in response to Comment No. 1 from our previous comment letter. Please revise your disclosure on the cover page and Plan of Distribution section to indicate that Patient Infosystems is an underwriter, not that it "may be deemed to be" an underwriter. In addition, please remove the first part of the sentence that references its share ownership of ACS common stock as a reason it may be an underwriter. Share ownership, by itself, does not indicate that the entity is an underwriter.

      The Cover Page and Plan of Distribution section has been revised at page 31 in response to the Staff's comment above.

4. Please disclose the distribution ratio of shares of ACS common stock to Patient Infosystems stockholders.

      The Cover Page has been revised to disclose the distribution ratio of shares of ACS common stock to Patient Infosystems' stockholders.

5. Please remove from the cover page your disclosure regarding the company's intent to seek to have its securities quoted on the OTC Bulletin Board. We refer to Item 501(a)(4) of Regulation S-B.

      The Cover Page has been revised in response to the Staff's comment above.

Prospectus Summary

6. We note your response to Comment 9. Please revise to provide examples of the types of services you offer to improve the quality and accessibility of ancillary care.

      The Prospectus Summary has been revised at page 2 in response to the Staff's comment above.

Summary Financial Information, page 6

7. We note your response to comment 62. similarly, this comment is applicable to other sections of the filing including Summary Financial Information and Management's Discussion and Analysis or Plan of Operations. Predecessor information should only reflect the historical results of the


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      predecessor without any pro forma adjustments. Please advise or revise accordingly throughout the filing. Additionally, remove pro forma disclosure of net loss per share as it relates to both 2004 and 2003 information and report such amounts on a historical basis throughout the filing.

      The Registration Statement has been revised throughout in response to the Staff's comment above to reflect the historical results of the predecessor without any pro forma adjustments. Additionally, the pro forma disclosure of net losses as it relates to 2004 and 2003 information has been revised to report such amounts on a historical basis throughout the filing.

8. Please revise to remove the presentation of pre-acquisition balance sheet data for 2003.

      The Summary of Financial Information has been revised at page 5 to remove the presentation of pre-acquisition balance sheet data for 2003.

Risk Factors, page 7

ACS has a history of losses, has never been profitable and will likely continue to lose money for the foreseeable future, page 7

9. We re-issue the second part of Comment No. 21 from our previous comment letter where we requested that you disclose the company's accumulated deficit.

      In response to the Staff's comment above, the Registration Statement has been revised at page 7 to disclose the Registrant's accumulated deficit.

ACS has substantial indebtedness, faces working capital shortfalls and has an urgent need for working capital and will need to identify additional sources of capital to maintain its operations, page 7

10. We note your revisions in response to Comment No. 22 from our previous comment letter. Please revise to indicate your cash balance as of the most recent practicable date.

      The Registration Statement has been revised at page 8 in response to the Staff's comment above to indicate the Registrant's cash balance.

The continued services and leadership of ACS' senior management is critical to its ability to maintain growth and any loss of key personnel could adversely affect its business, page 9

11. We note your response to Comment 27. Please revise to note that you do not have employment agreements with any of your executive officers, not just Wayne Schellhammer. In addition, we note that your exhibit index includes an entry for an employment agreement with Mr. Schellhammer. Please advise


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      us as to whether an employment agreement is anticipated and, to the extent material terms have been negotiated, what those terms are.

      The Registrant has employment agreements with executive officers Wayne Schellhammer and David Boone. Such employment agreements are filed as exhibits to Amendment No. 2 to the Registration Statement. Accordingly, the Registration Statement has been revised at page 10 in response to the Staff's comment above.

ACS will incur additional costs as an independent public company and may be unable to operate profitably as a stand-alone company, page 9

12. Consistent with your heading, please also disclose that the company will face additional costs by being a public company, following the spin-off.

      The Registration Statement has been revised at page 10 in response to the Staff's comment above.

After the distribution certain stockholders can exert control over ACS and may not make decisions that further the best interests of all stockholders, page 10

13. It is not clear why all the individuals and entities that own in excess of five percent of your issued and outstanding common stock would vote together with the officers, directors and former parent of the company. Please revise your disclosure to aggregate the portion of shares held by executive officers, directors and Patient Infosystems following the distribution. In addition, please disclose that PATY will own 1 million shares which may be resold, from time to time, following the distribution.

      The Registration Statement has been revised at page 11 in response to the Staff's comment above.

After the distribution, arrangements between ACS and Patient Infosystems will not be deemed to be on an "arms-length" basis, page 10

14. Please disclose that any arrangements between the parties following the distribution are not subject to any agreements that shareholders will have access to, and the price, if any, of services performed by PATY will be negotiated at a later time.

      Patient Infosystems and the Registrant have entered into a Transitional Services Agreement, by which Patient Infosystems agreed to provide the Registrant with certain transitional services after the distribution in exchange for fee payments by the Registrant. The Registrant shall pay no fee during the initial term of this agreement, $12,000 for the second term of this agreement and $24,000 for all subsequent terms of this agreement. The Registration Statement and the relevant risk factor has been revised accordingly at page 12.


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Future sales of ACS capital stock, or the perception that these sales may occur, could depress the price of ACS' common stock, page 12

15. Please revise the header to explain what you mean by "capital stock" or revise to indicate that you are referring to the company's common stock. In addition, please quantify the number of shares not held by affiliates that will immediately be eligible to be resold following the distribution. Finally, please revise your disclosure of the number of shares underlying the warrants to be issued to certain individuals. Your disclosure elsewhere indicates that 974,950 shares underlie the warrants, not 947,950.

      The Registration Statement has been revised at page 13 in response to the Staff's comment above.

Management's Discussion and Analysis or Plan of Operations, page 13

Overview, page 13

16. Included in the overview of your results of operations, we note that you have provided a discussion comparing results of your predecessor company with those of ACS. Since the financial statements of the predecessor use a different basis of accounting and were operated by a different entity, it appears there are differences that would affect comparability. Please revise to separately discuss the operations of ACS from those of your predecessor, or at a minimum clearly disclose the items that would impact comparability within your MD&A.

      The MD&A section of the Registration Statement has been revised at pages 14-20 in response to the Staff's comment above. The Registrant has determined to continue with the presentation of 2004 with the 2003 results of the predecessor in order to provide the reader with a basis in which to judge the 2004 results and since the basis of accounting for key items such as revenue and costs of sales did not change. The Registrant believes it has identified the factors which would affect the comparison of results. The Registrant also added a cautionary note on page 16 which reads "The predecessor financial statements report the financial results of the predecessor company whose management decisions and company capitalization may be different than that of current ownership, which may limit the comparability of the information."

Results of Operations, page 14

Revenues, page 14

17. We note your response to Comment 33. You state that you believe that you have "experienced improved relations with providers in [your] network as a result of, among other things, the acquisition by Patient Infosystems, due to increased funding." You also state that you expect "that any such


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      improved provider relations will not be negatively impacted by the proposed spin-off transaction." Please revise to explain how your improved provider relations will not be negatively impacted by the proposed spin-off transaction, given that you will no longer receive funding from Patient Infosystems.

      The MD&A section of the Registration Statement has been revised in its entirety at pages 14-20 in response to the Staff's comments.

18. We re-issue Comment 34. We note your statement that you expect to see "growth in the number of payor and client relationships due to an increased emphasis on sales." Please revise to provide additional information as to what steps you took in increasing your emphasis on sales and whether additional relationships were formed after December 31, 2004 as a result of such efforts.

      The MD&A section of the Registration Statement has been revised in its entirety at pages 14-20 in response to the Staff's comments.

Liquidity and Capital Resources, page 16

19. We note your response to Comment 37. In your response letter, you note that "the agreements with Mr. Pappajohn and Dr. Schaffer regarding the guarantee they provided are oral in nature and thus are not filed as Exhibits to this Registration Statement." Please revise this section to note that the agreements with Mr. Pappajohn and Dr. Schaffer regarding the guarantee they provided are oral. In addition, supplementally advise us as to the nature and extent of these guarantees and whether the guaranty is considered to be binding on them. Finally, please supplementally advise us as to the parties involved in the oral agreement. Is it between the individuals noted above and the company or also with Wells Fargo Bank?

      The oral guarantees that Mr. Pappajohn and Dr. Schaffer provided have been memorialized recently in written agreements. Mr. Pappajohn, Dr. Schaffer, the Company and Wells Fargo bank are each parties to these agreements. Such agreements are filed as exhibits to Amendment No. 2 to the Registration Statement.

20. We note the 2005 amendment to your credit agreement with Wells Fargo Bank, N.A. to extend your line of credit to $3,000,000. Please expand your disclosure to discuss whether you will be able to satisfy your cash requirements based on operations and the current line of credit or whether you will have to raise additional funds in the next twelve months. Reference is made to Item 303 of Regulation S-B.

      The Registration Statement has been revised at page 19 in response to the Staff's comment above.


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Description of Business, page 18

Overview, page 18

21. Please disclose the portion of your revenues derived from each of your "major customers" identified on page 18 during the last two years and any interim period.

      The Registration Statement has been revised at page 21 in response to the Staff's comment above.

Facilities, page 21

22. We note that in response to Comment 45 you have removed the language from page F-14 that states you "lease office space from a related party under a non-cancelable lease agreement that expires in April 2008." Please supplementally advise us as to the status of this lease. If the agreement is not with a related party, please advise us of this.

      The Registrant currently leases office space pursuant to a non-cancelable lease agreement. This agreement is not with a related party, as the related party was never an affiliate of the Registrant but an affiliate of its predecessor and has since sold its interest in the office building.

23. We note your response to Comment 49. Please tell us why you do not believe these agreements are material and why the individuals subject to the agreements are not "significant employees" as defined by Item 401 (b) of Regulation S-B.

      Item 401 (b) of Regulation S-B defines significant employees as "each person who is not an executive officer but who is expected by the small business issuer to make a significant contribution to the business." The Registrant believes that the individuals subject to the agreements referenced above do not contribute significantly to the Registrant's business and therefore are not significant employees as defined by Item 401 (b) of Regulation S-B. These employees provide either ministerial services, marketing services or serve other administrative functions. They are not involved in any decision making process relating to the management of the Company, nor is their contribution such that the business of the Company would be materially adversely affected by this absence. Accordingly, the Registrant believes that such agreements need not be filed.

Security Ownership of Certain Beneficial Owners and Management, page 26

24. Please revise your initial sentence under this heading to clarify that only the shares owned by PATY are being registered for resale. Your current disclosure suggests that all shares listed in the table are being registered for resale.


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      The resale of all shares listed in the table are being registered. The
      Registration Statement relates to (1) the distribution of ACS shares by dividend to all stockholders of Patient Infosystems and (2) the distribution of shares of the Registrant from time to time following the distribution of the Registrant shares by Patient Infosystems dividend to Patient Infosystems. The Registration Statement has been revised at page 30 in response to the Staff's comment above to further clarify what shares are being registered for resale.

25. We refer to your disclosure that you "anticipate" your shares will be traded on the OTC Bulletin Board. If discussions have occurred regarding this action, please include appropriate disclosure. If not, please revise to merely state that you will seek to have your securities traded on the OTC Bulletin Board. This comment also applies to similar disclosure on page 11 as well.

      The Registration Statement has been revised at pages 13 and 31 in response to the Staff's comments above.

Relationship Between Patient Infosystems and ACS Following Distribution, page 31

26. We note your response to Comment 54. Please revise this section to explicitly state that you do not have an agreement with Patient Infosystems to provide you with ongoing service. Also, please disclose that, as a result of the relationship between the entities, any transactions entered into will not be conducted at arms length, and it is possible that you will overpay for services performed by Patient Infosystems. Finally, please enhance your disclosure regarding what factors will influence whether ACS pays PATY for services performed and how the price for such services will be determined.

      Patient Infosystems and the Registrant have entered into a Transitional Services Agreement, pursuant to which Patient Infosystems has agreed to provide the Registrant with certain transitional services in exchange for fee payments by the Registrant. Accordingly, the Registration Statement has been revised at page 31 in response to the Staff's comment above to reflect that such an agreement is in place.

Description of Capital Stock, page 32

Warrants, page 32

27. Please disclose the material terms of the warrants. For example, please disclose when the warrants become exercisable, the number of shares underlying each warrant, the number of warrants issued and whether warrant holders must pay any additional consideration to exercise the warrants.


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28.   The Registration Statement has been revised at page 36 in response to the
      Staff's comment above to disclose certain material terms of the warrants. In addition, the warrant instruments are filed as exhibits to the Registration Statement.

Financial Statements

Summary of Significant Accounting Policies

Intangible assets, page F-9

29. We note that you have utilized a 15 year life for amortizing your provider contracts. Please help us to understand how you determined that 15 years was appropriate in light of your disclosure on page 9 which indicates that, general1y, there are no long term contracts with customers. Do you have long-term contracts with service providers?

      The Registrant determined that the 15 year useful life of the provider contracts would be appropriate to use based on the nature of the contracts, the historical turnover of those contracts, the life used by the independent appraiser and the Registrant's analysis of what the long-term life of the contracts might be, given those factors. The provider contracts are not long-term in nature, they generally start out as one to three year contracts and then convert to "evergreen" status where they automatically renew until cancelled. The value of the contracts was determined by an independent appraiser who was retained to assist the Registrant in allocating the purchase price. The Registrant performed a historical analysis of the turnover of the existing contracts which showed a very low turnover rate and based on this analysis the appraiser used a twenty year life in determining the value of the contracts. In determining the amortization period, the Registrant considered the historical analysis, the twenty-year life used by the appraiser and our knowledge of the provider base and the contracts. The Registrant concluded that using twenty years or more for these contracts seemed too long and that fifteen years seemed the most reasonable life based on the factors above.

Line of Credit and Long-Term Debt, page F-12

30. We note that current maturities on Long-Term Debt total $3.8 million as of December 31, 2003 and that such amount does not agree to the balance sheet. Please revise your schedule of Long- Term Debt accordingly. Add disclosure which clarifies how you have accounted for the $3,550,000 payable to Patient Infosystems, Inc. as of December 31, 2003 and subsequently. In doing so, disclose the nature of this related party transaction and how the debt was rolled into a current payable to parent company in the amount of $1,651,536 as of December 31. 2004. Reference is made to previous comment 64.

      The footnote schedule of the current maturities of long-term debt has been revised to reflect the appropriate amounts as of December 31, 2003. The $3,550,000 payable to Patient Infosystems, Inc. was eliminated as part of the purchase transaction that occurred as of the close of business on that


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      date. This amount should not have been included in that footnote. The
      $1,651,536 in the current payable to the parent company results from cash advances from the parent subsequent to the acquisition and we have added wording to Note 1 to that effect.

31. Further to our previous comment, we note from page 16 that of certain amounts advanced by Patient Infosystems only $1,000,000 will be repaid. Are you accounting for the remaining balance as a capital contribution? If so, how are these amounts reflected in your Statements of Stockholders' (Deficit) Equity?

      The unaudited March 31, 2005 financial statements reflect the payment of $1,000,000 to Patient Infosystems and the remaining intercompany amounts are presented as contributions to additional paid in capital.

Part II

32. We note that this amendment was not signed by any of your executive officers or directors. Please ensure that the next amendment is signed by the appropriate individuals. All amendments should be signed.

      The execution of the amendment is reflected properly in the filing in response to the Staff's comment above.

We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at (973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an


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